UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2007
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 159D0 OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report _____.

FOR THE TRANSITION PERIOD FROM _____.

COMMISSION FILE NO. 001-14611



(formerly known as INTERACTIVE ENTERTAINMENT LIMITED)
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of Incorporation)

Canon's Court, 22 Victoria Street ❧ Hamilton HM EX ❧ Bermuda
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01 per share ("Common Stock")	OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

The number of shares outstanding of the issuer's Common Stock, as of December 31, 2007:   87,467,288

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [X]   **No:** [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]   International Financial Reporting Standards as issued   Other [X]]
                by the International Accounting Standards Board [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: [X]   **Item 18:** [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes: [ ]   **No:** [X]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Form 20F contains forward-looking statements that include, among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts. These statements reflect the Company's views with respect to such matters. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin	Director, Chairman of the Board, President and C.E.O
Anastasia Kostoff-Mann	Director, Vice-President
Anthony Clements	Director

B. Advisers

Not applicable

C. Auditors

BDO Dunwoody LLP Chartered Accountants
Vancouver, B.C., Canada

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.   KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter "CCL") for the fiscal years ended December 31, 2007, and 2006 and 2005 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial review and Prospects.

The attached financial data as at December 31, 2007, 2006 and 2005 were extracted from the audited financial statements of the Corporation. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP in U.S. dollars. Additional information is presented to show the differences which would result from the application of US GAAP to the Company's financial information. Refer to Note 17 of the audited consolidated financial statements included herein for a discussion of the material difference between Canadian GAAP and US GAAP and their effect on the Company's financial position and results of operations.

Certain selected financial data is detailed in the Table below:

Under Canadian Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data					
	2007	**2006**	**2005**	**2004**	**2003**
(as at Period end)	**$**	**$**	**$**	**$**	**$**
Current Assets	14,559	23,108	44,188	73,567	141,484
Capital Assets	-	-	39,572	49,362	63,364
Intangible Assets	-	-	-	-	115,030
Long-term assets	-	-	-	-	-
Total Assets	14,559	23,108	83,760	122,929	319,878
Total Liabilities	4,993,241	4,333,205	4,296,076	3,898,519	3,750,449
Net Assets	(4,978,682)	(4,310,097)	(4,212,316)	(3,508,156)	(3,430,571)
Capital Stock and Contributed Surplus	64,557,832	64,237,437	64,041,604	64,041,604	64,041,604
Deficit	(69,536,514)	(68,735,850)	(65,253,920)	(67,817,194)	(67,472,175)
Statement of Operations					
Gross Revenue	63,870	53,460	78,615	136,000	174,385
Loss from operations before other items	(414,374)	(176,693)	(108,113)	(103,751)	(98,369)
Net and comprehensive loss for the year	(800,634)	(481,930)	(436,726)	(345,019)	(381,976)
Basic and Diluted Loss per Share	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted-Average Number of					
Common Shares Outstanding	87,809,166	88,336,654	90,795,037	90,795,037	90,795,037

Under US Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	**2007**	**2006**	**2005**	**2004**	**2003**
(as at Period end)	**$**	**$**	**$**	**$**	**$**
Total Assets	14,559	23,108	83,760	122,929	319,878
Total Liabilities	8,486,524	4,837,461,	4,722,079	4,012,483	3,501,160
Net Assets	(8,471,965)	(4,814,353)	(4,638,319)	(3,889,254)	(3,181,182)
Temporary equity	2,237,443	2,237,443	2,237,443	2,237,443	2,237,443
Capital Stock and Contributed Surplus	64,557,832	64,237,437	64,041,604	64,041,604	64,041,604
Deficit	(75,267,240)	(71,289,233)	(70,917,366,)	(70,168,601)	(69,460,329)
Statement of Operations					
Gross Revenue	63,870	53,460	78,615	136,000	174,385
Loss from operations	(414,374)	(176,693))	(108,113)	(103,751)	(98,369)
Net and comprehensive loss for the year	(3,267,544)	261,773	(547,395)	(332,313)	201,802
Basic and Diluted Loss per Share	(0.04)	(0.00)	(0.01)	(0.00)	(0.00)
Weighted-Average Number of Common Shares Outstanding	87,467,288	88,336,654	90,795,037	90,795,037	90,795,037

The Company has restated its presentation of the Preferred shares as at December 31, 2007 in accordance with CICA 3860 – "Financial Instrument – Disclosure and Presentation", which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to financial liability. The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.

The dividend relating to the preferred shares is reported in the statement of operations as interest expense. The statement of operations has been restated to include $201,370 as interest expense (2006: $201,370; 2005: $201,370). The accumulated deficit has not been restated as the reclassification of dividends from a component of deficit to interest expense has no effect on accumulated deficit.

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP. The dividend is included in the calucation of earnings (loss) per share.

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity.

Under US GAAP, as a result of its re- measurement, the derivative liability as at December 31, 2007, derivative liability is recorded at a value of $6,683,8617,812,0358,971,955 (2006: $4,575,0124,705,187) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $3,237,2934,266,768. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $984,288 (2005: $3,521,924)

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows: the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047. The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows: the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505. The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

To date, CCL has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing and new clients.   See "Item 3 - Key Information - D. Risk Factors."

Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation's cash resources.

The outstanding Class A Preference shares accrue an annual nine percent (9.00%) Dividend, calculated and accrued monthly, payable quarterly and compounded annually. At its option, the Company may redeem the Class A Preference Shares, in whole or in part, at any time, and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A Preference Shares. . In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

B. Capitalization and Indebtedness

The Class A Preferred shares compose the majority of the total current liabilities. The balance of the accrued, and trade payables are the result of operations.

C. Reasons for the Offer and Use of Proceeds

During the year CCL did not issue any equity securities.

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

To date, CCL's operations have not generated sufficient cash flow to fund ongoing operational requirements and cash requirements. Its ability to continue operations is dependent upon the ability to obtain additional financing and new clients to meet its obligations and repay its liabilities arising from normal business operations when they come due. The auditor of CCL is of the opinion, as stated in its notes to the financial statements, that there is substantial doubt about CCL's ability to continue as a going concern.

CCL's product line of Sky Games® and Sky Play® are marketed to the world's airlines. CCL's future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.

SOFTWARE

The value of CCL's product line is in the software which must be continually updated to retain its competitive technical edge in the marketplace. For accounting purposes all the product line software have been written down.

COMPETITION

There are numerous entities offering similar products to CCL's Sky Play® PC Interactive Games product line. It is the increase in the availability of similar PC based entertainment games, and the lack of a dedicated marketing consultant that has reduced CCL's client base.

The marketplace for the Sky Games® Interactive Gaming System, CCL's main product line, is not well established. However the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive, and is subject to changes in customer attitudes, morals and preferences. New products are being developed continuously by the Gaming Industry in order to satisfy customer demands. The Sky Games® Interactive Gaming System is one of those products. Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system. Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

RELIANCE ON EMPLOYEES

CCL relies on its management and outsourced services for the business and corporate operations.

ABILITY TO RAISE CAPITAL

CCL's ability is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Creator Capital Limited (the "Company" or "CCL"), formerly Interactive Entertainment Limited was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games® International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act"). In June, 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("Old IEL"). This was followed immediately by an amalgamation of SGI with the survivor of the first amalgamation (the "Amalgamations"). Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.

IEL (Singapore) Pte. Ltd. was struck off the Singapore Register of Companies, at the Company's request, on September 23, 2000. IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002. On July 10, 2006, Sky Games® International Corporation ("SGIC") changed its name to Creator Capital (Nevada) Inc. ("CCL(US)").

Unless the context otherwise requires, the term "Company" refers to Creator Capital Limited ("CCL"), and its wholly-owned subsidiaries, Creator Capital (Nevada) Inc. ("CCL(US)"), and Creator Island Equities Inc. ("CIEI(Canada)"). Currently, CIEI(Canada) and CCL(US) are considered to be inactive.

The initial purpose of the Company was natural resource exploration and development. Beginning in January 1991 the Company concentrated its efforts on acquiring, developing and commercializing a gaming technology marketed as Sky Games®™ for inflight use by international airline passengers and patrons in other non-traditional gaming venues. In pursuit of this purpose, the Company in 1991 acquired the principal assets of Nevada-based Sky Games® International, Inc. ("SGII"). In late 1994, the Company formed Old IEL as a joint venture with subsidiaries of Harrah's Entertainment, Inc., ("Harrah's"). This resulted in the transfer to Old IEL of the Company's inflight gaming business and the execution of a management agreement with Harrah's with respect to Old IEL and other related relationships. Pursuant to such management agreement, Old IEL's operations were managed by a Harrah's subsidiary. The description herein of the Company's operations from December 30, 1994 through June 17, 1997 with respect to inflight gaming activities refers to the operations of Old IEL under the management of this subsidiary of Harrah's.

B. Business Overview

1. Sky Games®

The Sky Games® Interactive Gaming System was developed to introduce gaming to international airline passengers. The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor. The Company believed that an opportunity existed to introduce casino games on international air flights. In April of 1996, the Company announced the signing of contracts for the provision of gaming services to Singapore Airlines ("SIA"). The first flight with gaming was launched on June 1, 1998. A second aircraft was added in mid-October, 1998. Passenger participation was disappointing. On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games® inflight gaming business. The Company also announced that it had discontinued all operations associated with the Sky Games® product line. All employees were terminated as of November 13, 1998. Those former employees that subsequently had been retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with CCL. Two former employees, through their corporate entity, eFlyte, had been contracted to attend to the Sky Play® business. eFlyte terminated its contract with CCL as of April 22, 2001. The technical aspect of the business is currently contracted outside the Company as necessary.

On April 30, 1997, the Company entered into a Consulting Agreement with James P Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company. Under the terms of this agreement, the Company issued 586,077 shares of Common Stock to Mr Grymyr as consideration for all such consulting services, both past and future. During March, 2001, Mr Grymyr informed the Company that he did not provide any consulting services to the Company. Furthermore, he indicated that the agreement was never operational. A review of the Company's records, and conversations with previous management did not reveal any evidence to the contrary. Therefore, Mr Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001. Mr Grymyr has completed his undertakings to the company. The company has cancelled 586,077 shares.

2. Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited ("IIL") in exchange for 500,000 shares of the Company's $.01 par value common stock (the "Common Stock"). IIL is a United Kingdom developer and provider of amusement games to the airline industry. The acquisition was accounted for using the purchase method. The games are marketed under the name Sky Play®. As at December 31, 2006, the Sky Play® games were operating Sri Lankan Emirates Airways, and Japan Airlines.

3. Investment - China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Trade Watch Consultants Limited (formerly Asset China Investments Ltd.) ("TWC"). TWC holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's Common Stock, and an investment of up to HK$1,500.000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China's sports betting and lottery assets. To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

On November 1, 2001, the Company entered into an Investment agreement with Lee John Associates ("LJA"). LJA is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits generated from Lee John's Lottery businesses.

As of August 2003, CCL had not yet received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these two agreements as described below:

The original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,000.00, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the $115,000 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL had completed the development of the website (www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the 3rd Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provider was unable to provide the required services due to an internal issue. In the 4th Quarter 2003, agreement was reached with NEteller to provide payment processing services.

As of December 31, 2004, the Company was unable to appoint a new Chinese agent. This resulted in the lapsing of the licensing agreement. The license fee paid was written off. The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

On September 19, 2003, CCL's former wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas From Home.com Entertainment. APG provides Gaming Software designed for the on-line gaming industry. TWC's website, www.worldwidegaming-asia.com, will feature Asian Themed games such as "Chinese Poker", "Pan" and "Big 2". A percentage of gaming revenue realized from the website is payable to Action Poker Gaming Inc. on a monthly basis.

As at the September 30, 2004 Quarter the website content and design had not been forwarded to CCL for approval. APG did not affect the steps to activate the services under the Agreement, CCL deemed the Agreement in default and withdrew.

4. Failed Acquisition of ETV Channels On Demand Inc.

By a share purchase agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. ("ETV"), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008. These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business. The terms of the Share Purchase Agreement were not fulfilled.

On November 17, 2006, the Company deemed the Agreement null and void due to failure of the Vendor to fulfill the terms. A finder's fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued. With the failure of the Share Purchase Agreement, the finder's fee also became null and void.

On November 30, 2006, CCL announced the execution of a Letter of Intent with Newmediacom Limited ("NMC"), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies.

5. Newmediacom

Newmediacom is one of five companies, which comprise the Phones International Group founded in 1998 by Peter Jones. The Group provides a portfolio of core business offerings combining mobile logistics, distribution and fulfillment, configuration, content products and delivery and other related services within the mobile and wireless industries. Newmediacom was acquired by the Phones International Group early in 2004. The company provides broadcast quality services and solutions that can be utilized in the mobile phone arena. As at December 31, 2006 the Letter of Intent had not yet resulted in a final Agreement. Attempts to progress beyond the Letter of Intent proved futile. CCL deems the relationship to be at an end.

The Product

1. Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games. Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play. Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
    November 5, 2002   "Sky Play®" Logo and name
    July 8, 2003   "Sky Play® International" "We Make Time Fly" and Design

2. Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
April 14, 1998   "Sky Games®" logo and the slogan "We Make Time Fly"
August 26, 2003   "Sky Games® International" "We Make Time Fly" and Design
February 21, 2006   "Casino Class"
July 4, 2006   "Casino Class" "We Make Time Fly" and Design
February 24, 2006   "Sky Casinos International" "We Make time Fly" and Design

The Industry

According to Boeing Company's Summary Outlook (CMO) for 2008-2027, annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2007, an increase of 0.1%. Boeing also forecasts an increase of 0.2% in passenger traffic growth to 5.0% annually over the next 20 years. The report noted that, the total market potential for new commercial airplanes is 29,400, worth $3.2 trillion in 2007 US Dollars. The fleet will grow from 19,000 aircraft in 2007 to a total worldwide fleet of 35,800 in 2027.

Boeing estimates that approximately 27% of these new aircraft will be intermediate (twin-aisle) and large aircraft. Of that 27%, deliveries of 747-size or larger aircraft will increase to 3.74% from 3%, while deliveries of intermediate size (twin-aisle) aircraft will remain at 23%. IMDC forecasts 5,569 aircraft deliveries of 100 seats (or more) from 2006-2011. 100% of twin-aisle aircraft and more than 70% of single-aisle aircraft are expected to be delivered with IFE between 2006-2011 with overall penetration of 76%. CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

The resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.8 percent and air cargo growth of 6.3 percent over the past 20 years. This growth was founded on world economic growth of 2.9 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.2 percent. From 2007-2027, passenger travel will increase grow at an average of 5.0% and cargo at an average of 5.8%. According to the Boeing Summary Outlook, 2008-2027, "More productive, new airplanes will play a greater role, and there will be relentless pursuit of further environmental progress".

Looking ahead, IMDC Market Outlook for Inflight Technologies (2006-2011) has calculated that passenger traffic continues to grow at 6.2%. The Middle-East and Asia-Pacific regions' traffic are growing at the fastest rates of 6.9% and 6.4% respectively. Boeing's CMO 2006 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America. Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets. These figures are a positive factor in CCL's continuing strategy for initially targeting airlines in the Asia Pacific region.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily. The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger. Boeing has found that there is a shifting balance toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Medium, and long-range markets are primarily served with twin-aisle and large airplanes. The Airlines are able to provide more economical service on an increasing number of these routes through the improvement in operating economics of each new generation of airplane. However, scheduling constraints and market regulations in a few of the world's intercontinental markets limit the number of possible flights any one airline can offer. On these routes and those with particularly high demand, airplanes of 747 size and larger will be required. Good examples of such routes would be Singapore or Hong Kong to London Heathrow.

Regional traffic trends are an important factor in CCL's marketing strategies. According to the Boeing CMO 2008 – annual passenger traffic will grow by 6.4 % in the Asia Pacific region; 5.8% in the Transpacific Region; 3.6% within North America; 3.4% within Europe; 6.9% within Latin America; 8.8% within China. IMDC also states that key growth markets will be China and India. However, the longer haul, twin aisle market will remain the focus for CCL's Sky Games.

The big question of the rising fuel prices is addressed succinctly in the Boeing CMO 2008: "Today's record high fuel prices are forcing many airlines, particularly in the United States, to take urgent action in cutting back capacity or reducing planned growth. They are invariably doing so by reducing use of their oldest and least efficient airplanes, while retaining their investment in new airplanes."

Airline expenditure on Inflight Technologies (IFT) is expected to total US$11,922 billion between 2006-2011. Airline losses are expected to reduce to $3.0bn in 2006, with profitability of $7.2bn now expected in 2007. Total aircraft market penetration of IFE during 2006 is 46.1%, an increase of 2.8% compared to penetration in 2003.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International "All bets are off?" confirms CCL's research and conclusions regarding the potential of Gaming on International airlines: She states that gaming is a numbers game: *"Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers."*

Gethin also quotes the 1995 Department of Transportation report to the US Congress, which CCL has already utilized in its research and quoted in many of its forecasts. The report states that potential earnings of US$1 million per aircraft per annum are indeed possible. Any airline with an Atlantic and Pacific fleet numbering 267 aircraft (average size of US international and national airline fleets at the time) could therefore recoup a gross of US$267 million a year.

Gethin also mentions CCL in the article under its former name; "During the 1990s, a company called IEL offered low stakes inflight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability." Such incompatibilities no longer exist. Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units. Such portability echoes of CCL's initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

Competition

There are currently four companies supplying the inflight interactive PC games marketplace: Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software. Not all suppliers supply in all three areas. CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers. Entertainment and service systems form a part of the airlines' current business strategy. CCL believes that the principal benefit of its product to the airlines, is the ability to enhance entertainment offerings to passengers. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming. The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate "non-ticket" revenue stream. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that inflight gaming will be among the alternatives considered by airlines. Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline. The Company does not anticipate selling its gaming products in order to generate revenue. Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis. Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as inflight communication companies (e.g. GTE Airfone). CCL would provide certain training, banking, accounting and administrative functions. The airline will provide the aircraft, the equipment, the passengers and inflight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games. This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients. CCL is also currently re-evaluating and redesigning the Sky Games®® In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Manufacturing

As a software producer and operator, the Company has no manufacturing capability. CCL's software is designed to interface with in-cabin hardware, including onboard computers, file servers, distribution and communication systems, manufactured by various suppliers for the airlines.

Sky Games® System Acquisition

On November 7, 1991, the Company entered into an agreement, with subsequent amendments, with Sky Games® International, Inc. ("SGII") to purchase technology, proprietary rights and prototypes of the casino games known as "Sky Games®." The purchase price of the assets was 300,000 shares of the Company's $.01 par value common stock (the "Common Stock") issued to SGII at a deemed price of $1.65 per share, plus an additional 3,000,000 shares of Common Stock held in escrow to be released on the basis of one share for each U.S. $1.78 of net cash flow generated from the assets over a ten-year period (the "Performance Shares"). Of the 3,525,000 shares, 2,525,000 were issued to SGII and 1,000,000 shares to Anthony Clements, an advisor to and director of the Company. The Performance Shares were held in escrow by Computershare Investor Services in Vancouver, B.C., Canada. As of April 30, 1997, the holders of the Performance Shares agreed with the Company to tender such shares to the Company when, and if, they were released from the escrow. The Company agreed to cancel such shares. The holders of the Performance Shares granted an irrevocable proxy to a bank, which has irrevocably agreed not to vote such shares. On February 13, 2006 these shares were returned to Treasury as the escrow agreement relating to these shares had expired in a prior year.

The Amalgamations

Effective as of December 30, 1994, the Company, through SGIH, and Harrah's Interactive Investment Company ("HIIC") completed the formation of Old IEL as a joint venture corporation incorporated as an exempted company under the Bermuda Act. At the same time, (i) Old IEL entered into a management agreement (the "Management Agreement") with Harrah's Interactive Entertainment Company (the "Manager"), (ii) the prior consulting agreement between Harrah's and SGIC was terminated, (iii) SGIC assigned all right, title and interest in the Sky Games® system and related trademarks and trade names to the Company, and (iv) the Company licensed the Sky Games® system and certain related trademarks and trade names to Old IEL. In connection with the Amalgamations, the contractual agreements with the affiliates of Harrah's were terminated.

The ownership interests of the Company and HIIC in Old IEL were 80% and 20%, respectively, prior to the Amalgamations. The Company and HIIC had funded a total of $5 million to Old IEL. Additional capital, if not available from third parties, was to have been provided by the Company and HIIC in proportion to their shareholdings. The Executive Committee of Old IEL was to determine whether additional capital was to be provided as equity or debt. Under the shareholders agreement, each party had certain options with respect to the other party's stock. The shareholders agreement was terminated effective June 17, 1997.

The Manager had been granted, and had assumed, broad responsibility for managing the business of Old IEL. This included completing the development of and improving the Sky Games® software and all other systems, marketing to airlines and customers and day-to-day gaming operations. The Management Agreement had a two-year term, but could have been renewed at the Manager's option for successive two-year terms up to a maximum term of 10 years. The Manager had a right of first negotiation on a renewal agreement. Management fees were dependent on the amount of gross revenues with a maximum fee of 7.5% of gross revenues and a minimum monthly fee of $10,000. Old IEL was required to pay all operating costs (including capital expenditures) of the business, which included the cost of services and goods provided by the Manager and its affiliates under the Management Agreement.

The Amalgamations were consummated on June 17, 1997. In conjunction with the Amalgamations, the Management Agreement was terminated, and management of the Company assumed direct responsibility for day to day operations. The Company also entered into a Continuing Services Agreement with Harrah's for certain services.

The Company had exclusively licensed Old IEL to use certain of the Sky Games® trademarks, trade names and other trade rights. This license was replaced in the Amalgamations by a similar license to Harrah's for use of the Company's software, as it existed on June 17, 1997, in traditional casino venues owned, operated or managed by Harrah's. The license is royalty-free, worldwide and non-terminable.

In 1994, the Company terminated certain contractual rights previously granted to BEA in connection with the development of an earlier generation product for inflight gaming use. In connection with this termination, the Company issued a U.S. $2,500,000 convertible promissory note due March 30, 1997. The unpaid balance of the note, including accrued interest, was exchanged for Redeemable Convertible Class A Preference Shares in the Company on June 16, 1997.

Major Customers

The Company's Sky Play® customers include, Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints. Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play® games. Continental Airlines also ceased to be a client at the end of the second quarter of 2002. During 2004 Air China decided to use the games provided with their new inflight entertainment hardware. During 2005 Emirates Air also decided to use the games provide with their new inflight entertainment hardware.

Investment – China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Asset China Investments Ltd. ("Asset China"). Asset China holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's Common Stock, and an investment of up to HK$1,500.000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China's Soccer Betting and Lottery assets. To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

On November 1, 2001, the Company entered into an Investment agreement with Lee John Associates ("Lee John"). Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits generated from Lee John's Lottery businesses. To date, the Company has not issued the 500,000 shares of common stock, nor closed the transaction, as there have not yet been any business profits generated or distributed.

As of August 2003, CCL had not yet received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these two agreements as described below:

The original agreement with TWC required a total investment of US$180,050 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,030, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050). The agreement was then finalized as a Licensing arrangement, whereby the $115,030 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL had completed the development of the website (www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the third Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provider was unable to provide the required services due to an internal issue. In the 4th Quarter 2003, agreement was reached with NETeller to provide payment processing services.

As of December 31, 2004, CCL was unable to appoint a new Chinese Agent. This resulted in the lapsing of the licensing agreement. The license fee paid was written off. The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

Failed acquisition - ETV Channels on Demand, Inc.

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. ("ETV"), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008. These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business. The terms of the Share Purchase Agreement were not fulfilled. On November 1, 2006,CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms. A finder's fee of 2,500,000 CCL common shares were to be earned-out based upon the same formula as the acquisition securities were to be issued. With the failure of the Share Purchase Agreement, the finder's fee also became null and void.

Newmediacom

As of December 31, 2006, the Letter of Intent with Newmediacom Limited ("NMC"), of the United Kingdom, for the purpose of negotiating rights to certain services related to the provision of live, streamed, and downloadable video services to mobile devices and other video distribution and receiving technologies had not yet resulted in a final Agreement. As at December 31, 2006 the Letter of Intent had not yet resulted in a final Agreement. Attempts to progress beyond the Letter of Intent proved futile. CCL deems the relationship to be at an end.

C. ORGANIZATIONAL STRUCTURE

The following chart outlines CCL's corporate structure:

Currently, CCL's 100% wholly owned subsidiaries, Creator Capital (Nevada), Inc. and CIEI (Canada), are inactive.

D. PROPERTY, PLANTS AND EQUIPMENT

	2007		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-
	$ 505,493	$ 505,493	$ -

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following data are prepared in accordance with generally accepted accounting principles in Canada.

A. OPERATING RESULTS

	Twelve Months Ended December 31				
	2007	2006	2005	2004	2003
Statement of Operations Data:					
Loss before other items	$(414,374)	$ (176,693)	$ (108,113)	$ (103,751)	$ (98,187)
Other items	(368,290)	(305,237)	(328,613)	(241,268)	(283,607)
Net and comprehensive loss for the year	(800,634)	(481,930)	(436,726)	(345,019)	(381,794))
Loss per share before other items	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Net loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)
Weighted number of common shares outstanding	87,809,166	88,336,654	90,795,037	90,795,037	90,795,037
Number of common shares outstanding at period end	87,467,288	88,053,365	90,795,037	90,795,037	90,795,037

(in thousands except per share
and share data)

	As of December 31, (in thousands of dollars)				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Working capital (deficit)	$ (4,979)	$ (4,498)	$ (4,252)	$ (3,825)	$ (3543
Total assets	15	23	84	123	320
Long term debt	-	-	-	-	66
Redeemable preferred stock					
Class A	0	0	0	0	0
Class B					
Shareholders' equity					
(deficit)	(4,979)	(4,498)	(4,212)	(3,776)	(3,431)
Equity (deficit) per					
common share	(0.06)	(0.05)	(0.05)	(0.04)	(0.

Twelve Months Ended December 31, 2007 and December 31, 2006

The working capital figures reflect the reclassification of the Class A Preferred Shares to Current Liabilities for the year ended December 31, 2007 with the restatement of the figures for 2006.

Revenue increased to $63,870 from $53,460 is due to a client miscalculating the number of planes that Sky Play®were installed.

Consulting expenses for 2007 was $284,025 as compared to $52,029 for 2006 an increase of $231,996. The majority of the increase is the result of the fair value of stock options granted to consultants in 2007.

General and administrative expenses for 2007 were $168,218 as compared to $131,398 for 2006 an increase of $36,820. The majority of the increase is the result of the fair value of stock options granted to administrative staff. Removing this influence yields a total for the year of $89,848, which is a decrease over the 2006 year of $41,550. The majority of the decline is the reduction in administrative fees.

The legal defense fees incurred against the frivolous lawsuit in Texas has caused the Legal Expenditures for the year to increase to $26,001 compared to $7,154 during 2006. The Company deems this suit to be completely without merit.

During 2006 $46,828 was received for a Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

The Website Asset, as recorded on the Balance Sheet at $39,572 for 2005, was determined during the year to be impaired. The $39,572 was removed from the 2006 Balance Sheet. No new website investments were made during 2007.

Twelve Months Ended December 31, 2006 and December 31, 2005

Revenue decreased from $78,615 to $53,460.

Consulting expenses increased by $6,331.

Depreciation and amortization expenses decreased to zero with the writing off the impaired website asset.

General and administrative expenses increased by $11,692.

Continued maintenance of the long term registrations and various business trademarks resulted in decreasing Legal expenditures by $3,860.

$46,828 was received for Note Receivable that was written off several years ago. $8,083 of Accumulated interest on the Note Receivable was also received.

The Website Asset, as recorded on the Balance Sheet at $39,572 as at 2005, was determined during the year as being impaired. The $39,572 was removed from the 2006 Balance Sheet.

Twelve Months Ended December 31, 2005 and December 31, 2004

Revenue decreased from $136,000 to $78,615. The revenue decrease is due to a decrease in the number of airline clients.

The Bad Debt expensed in 2003 was recovered during 2004, but the Virgin Atlantic Airways receivable was written off.

Consulting expenses increased by $3,698.

General and administrative expenses decreased by $12,270.

Depreciation and amortization expenses decreased by $4,212.

Legal Expenses: Continued efforts in registering and maintaining the various business trademarks resulted in an increased expenditure of $1,720.

During 2005, the was an expense recovery of $5,000.00

There were no further determinations of asset impairment during 2005.

B. LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2007, the Company had a working capital deficit of $4,978,682. Of this, $2,485,790 was for dividends payable that have accrued over several fiscal periods on the Preferred Shares. In 2007, the Preferred Shares have been reclassified retroactively from equity to liability. Without said accrued dividends and reclassification, the working capital would have been a deficit of $255,449 for 2007 as compared to a $165,208 for 2006. The Company is financing its operations through accounts payable. The Company's net cash position is $7,305. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding. .   Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

At December 31, 2006, the Company had a working capital deficit of $4,498,413. Of this, $2,095,762 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred Shares. With the reclassification of the Preferred Shares, the working capital deficit as at December 31, 2006 was $4,498,413. Without said accrued dividends and the reclassification, the working capital would have been a deficit of $165,208 as compared to $201,674 for 2005. The decline in working capital is due to the Company recovering a note receivable which was previously written-off. The Company's net cash position is $12,275. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

Critical Accounting Policies

Management has prepared the consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18 as disclosed in the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc. (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive. All material inter-company accounts and transactions have been eliminated on consolidation.

b)   Equipment

Equipment is recorded at cost. Equipment is amortized over its estimated useful life using the following methods:

Computer equipment	3 years straight-line
Furniture	5 years straight-line
Website	8 years straight-line

Additions are amortized at one-half rate during the year of acquisition.

c)   Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares were not included in the computation of loss per share because their effect was anti-dilutive.

d)   Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Play is recognized each month as the above criteria have been met.

e)   Foreign Currency Translation

The Company's functional currency is the United States dollar. Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed. Revenues and expenses are translated at the average rate which approximates the rate of exchange on the transaction date. All exchange gains and losses are included in the determination of net loss for the year.

f)   Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

g)   Stock-based Compensation

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date using the Black-Scholes option valuation model and the cost is expensed over their vesting period with a corresponding increase to additional paid-in capital. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

h)   Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its accounts receivable as loans and receivable and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost as at December 31, 2007.

The adoption of these Handbook Sections had no impact on opening deficit.

i) Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined to expense the transaction costs and that no adjustments are currently required.

j) Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

k) Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

1. Sky Play®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;
    November 5 2002   "Sky Play®" Logo and name
    July 8, 2003   "Sky Play® International" "We Make Time Fly" and Design

2. Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

April 14, 1998	"Sky Games®" logo and the slogan "We Make Time Fly"
August 26, 2003	"Sky Games® International" "We Make Time Fly" and Design
February 21, 2006	"Casino Class"
July 4, 2006	"Casino Class" "We Make Time Fly" and Design
February 24, 2006	"Sky Casinos International" "We Make Time Fly" and Design

D. TREND INFORMATION

The marketplace for the Company's main product line is not well established however the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences. New products are being developed continuously by the Gaming Industry in order to satisfy customer demands. The Sky Games® Interactive Gaming System is one of those products. Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system. Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

E. OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not Applicable

G. SAFE HARBOUR

All financial information and statements provided have been fairly represented in accordance with U.S. generally accepted accounting principles.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 62	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 52	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 Director 1999-Present President 1999-Present
Anastasia Kostoff-Mann Age 60	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

ANTHONY P. CLEMENTS, has been a director of the Company since March of 1992. Mr Clements is currently Head of Corporate Finance at ODL Securities. He began his career specializing in natural resources, having gained a B.Sc. in Economics followed by a post-graduate course in accountancy. He joined the Electricity Pension Fund in 1970 as Senior Investment Analyst before moving on in 1973 to the Post Office Pension Fund, latterly renamed Postel and now Hermes. As an Investment Manager, Tony spent several years managing Postel's resource portfolio before moving on to manage billion dollar North American portfolio. In 1987 Mr. Clements moved over to the 'sales' side of the investment industry, becoming involved with corporate finance and North American resource issues in particular. Prior to taking up his current position with ODL Securities, Tony joined T. Hoare and Co, renamed Canaccord, in 1994

DEBORAH FORTESCUE-MERRIN has been a director of the Company since September 10, 1999, and she was previously a director of the Company from October 1995 to October 1997. Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada. Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues. Mrs. Merrin is also the President and a Director of North American Medical Services Inc. which trades on the Toronto Venture Exchange. Mrs Merrin is also currently the President, and Chairman of Creator Capital Limited

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996. Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry. She is the Founder and Chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts. Ms Mann was the first female corporate sales manager for Hilton Hotels corporations based in Los Angeles, Director of Sales and Marketing at the Beverly Wilshire Hotel, Beverly Hills, California, and the first US President of Operations, Mark Allen Travel, now the entertainment division of American Express. She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA). Ms Mann founding member is a of the California Travel & Tourism Commission, where she currently serves a Commissioner and sits on the Executive Committee. She also sits on the council of the Woodrow Wilson International Center in Washington D.C.

Ms Mann is also currently the Vice President of Creator Capital Limited.

B. COMPENSATION

All of the directors of the Company are re-imbursed for out-of-pocket expenses. The directors of the Company receive no other compensation.

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2007, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

<h1 style="text-align:center">SUMMARY COMPENSATION TABLE</h1>

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation Awards	
		Consulting fees ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)
Anthony Clements (Director)	12/31/07	NIL	NIL	NIL	NIL	1,000,000
Deborah Fortescue-Merrin Chairman	12/31/07 12/31/06 12/31/05	US$42,000* US$52,029* US$45,690*	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	1,500,000
Anastasia Mann (Director)	12/31/07	NIL	NIL	NIL	NIL	1,000,000

*by way of related consulting entity

As at December 31, 2007 there were at total of 3,690,000 outstanding options to purchase common shares granted to the directors. These options are exercisable at a range between $0.14 and $2.50 per share, and expire ten years after their respective date of grant.

On April 6, 2007 the Directors were issued Stock Options totaling 3,500,000 common shares, at an exercise price of $.25 for a period of five years.

<h2 style="text-align:center">TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS</h2>

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term	
				5%	10%
Anthony Clements	1,000,000(4) 10,000(1) 50,000(2) 10,000(3)	$0.25000 $0.14000 $0.50000 $2.50000	04-06-12 09-10-09 09-10-09 05-17-08	xx xx xx xx	xx xx xx xx
Deborah Merrin	1,500,000(4) 10,000(1) 50,000(2)	$0.25000 $0.14000 $0.50000	04-06-12 09-10-09 09-10-09	xx xx xx	xx xx xx
Anastasia Mann	1,000,000(4) 10,000(1) 50,000(2)	$0.25000 $0.14000 $0.50000	04-06-12 09-10-09 09-10-09	xx xx xx	xx xx xx

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.
(2) Options granted under the Management Incentive Plan
(3) Options granted under a Stock Option Agreement
(4) Options granted to each director of the Company under a Stock Option Agreement

C.   BOARD PRACTICES

Election of Directors and Terms of Service

As of the date of this Document, The Board of Directors is currently comprised of three members, including the Chairman and C.E.O.   Directors are elected annually by an ordinary resolution at the Annual General Meeting of Shareholders. Each director is elected for a term of one year, and may be re-elected annually for an additional one year term by the shareholders. There are no limits as to how long any individual director may serve on the Board.

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2007.

Compensation Committee

The Compensation Committee currently consists of Mrs. Mann, and Mr Anthony Clements.   The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2007. For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of CCL in the fiscal year 2007. She was compensated on a consulting basis, by way of a related consulting entity. Compensation totaled US$42,000 during 2007, compared with US$ 52,698 during 2006, US$ 45,698 during 2005, and US$ 42,000 during 2004 and 2003. Also, Ms. Merrin was granted 1,500,000 options exercisable at $0.25 during 2007.

D. EMPLOYEES

All employees of CCL were terminated as of November 13, 1998. Those former employees that were subsequently retained on a part-time contract basis to continue operations and support the Sky Play® product,, are no longer associated with CCL. Two former employees, through their corporate entity, eFlyte, LLC had been contracted as independent contractors to provide services relating to the Sky Play® business. Effective April 22, 2001, eFlyte terminated its contract with CCL. Due to the nature of the termination and subsequent events, legal counsel was retained and correspondence occurred with eFlyte's counsel. Such correspondence did not result in a satisfactory resolution. In December 2002, legal arbitration proceedings were initiated against eFlyte, LLC. On March 11, 2004 the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.

Currently, CCL does not employ any personnel. Corporate and business operations are handled by outsourced providers.

E. SHARE OWNERSHIP

As of December 31, 2007 based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 3.92% of the outstanding shares of Common Stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock (see Item 7 Major Shareholders and Related Party Transactions below) beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Anthony P. Clements (2)	1,070,000 – Options	1.12%
Deborah Fortescue-Merrin (3)	1,560,000 – Options 48,500 – Direct	1.69%
Anastasia Kostoff-Mann (4)	1,060,000 – Options	1.11%

(1) Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options outstanding (which are currently exercisable) for the respective individuals;
(2) Includes, options for 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, options for 10,000 shares granted under a Stock Option Agreement of September 10, 1999, and options for 1,000,000 under the April 6, 2007 Stock Option Agreement.
(3) Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which Deborah Fortescue-Merrin is a director. Includes options for 10,000 shares of Common Stock under the Directors Option Plan, options for 50,000 shares granted under the Management Incentive Plan, and options for 1,500,000 under the April 6, 2007 Stock Option Agreement.
 (4) Includes 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 1,000,000 under the April 6, 2007 Stock Option Agreement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of December 31, 2007, there were 247 shareholders of record in the United States holding a total of 33,296,091 of the 87,467,288 outstanding common shares of the Corporation. The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*
CEDE & CO – United States**	10,930,884	12.497%
HARRAH'S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.874%

 * Based upon 87,467,288 issued and outstanding common shares of the Company as of December 31, 2007
 ** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company's knowledge, there are no arrangements or agreements which would result in a change of control of the Corporation at a future date.

B. RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $42,000.

As at the Period end, the Company owed $78,618 (2006: $29,487, 2005: $56,410) to a Director related entity. A total of $44,181 had been incurred during the Period. The amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs. The balance is included within the accounts payable and accrued liabilities accounts. During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and subsequently settled pursuant to a debt settlement agreement.

Included in the accounts payable is $30,613 (2006: $4,637) due to a company that provides the administrative and accounting services. This figure represents outstanding expense reimbursements, administrative and accounting services.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL's Audited Financial Statements for the year ended December 31, 2007 are included in Item 17 of this Annual Report.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. These consolidated financial statements do not include any adjustments that might result from this uncertainty.

B. LEGAL PROCEEDINGS;

CCL retained legal counsel in the matter of the termination, effective April 22, 2001, by eFlyte, LLC as the managers of the Sky Play® business, and subsequent actions by eFlyte, LLC and its principals. In December 2002, the CCL initiated legal arbitration proceedings for breach of contract under the provisions of the management agreement with eFlyte, LLC. In December 2003, a final date for the arbitration hearing was set for March 9 through 12th, 2004. On March 11, 2004, the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement. This agreement was completed on April 23, 2004

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company with no relationship to the Company. The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney's fees. The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

On August 9, 2007 the court denied the Company's motion to dismiss for the reason that the Company's contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them. The case is still pending and in the initial discovery stage.

The Company's Management does believe the claim is without merit.

C. DIVIDEND POLICY

There have been no dividends paid to common stockholders since the inception of the Company on January 28, 1981. The Company currently intends to retain any earnings it may achieve for use in its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant

D. SIGNIFICANT CHANGES

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder. The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price. Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%. CCL, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share, plus any accrued and unpaid dividends thereon. CCL is not required to redeem the Class A Preferred shares. . In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

In 1997, CCL exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A Preference shares at $1,000 per share. In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share. As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2007 and 2006 were $390,028 and $357,824, respectively. They remain unpaid and are in arrears.

CCL has restated its presentation of the Class A Preferred shares in accordance with CICA 3860, "Financial Instrument – Disclosure and Presentation", which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to Current Liability. The instrument meets the definition of a financial liability because CCL has the contractual obligation to either deliver a fixed amount or settle the obligation be delivering its out equity instrument. Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company's statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 (2005: $(476,686))

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows: the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047. The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows: the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505. The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. ("ETV"), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008. These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business. The terms of the Share Purchase Agreement were not fulfilled. On November 1, 2006, CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms. A finder's fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued. With the failure of the Share Purchase Agreement, the finder's fee also became null and void.

By agreements dated March 6, 2006, the Company granted 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share. These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011. As at September 1st, 2006, 6.5 million share purchase options issued in connection with the ETV Share Purchase Agreement were cancelled. As at November 17, 2006 all remaining options granted on March 6, 2006 were cancelled.

ITEM 9.   THE OFFER AND LISTING

A. LISTING DETAILS

Since May 2007, the company's shares have traded on both the NASDAQ OTC Bulletin Board (OTCBB) and the Pink Sheets under the symbol "CTORF". Since August 3rd, 2005, the Company's Common Shares have traded on the Pink Sheets under the symbol "CTORF". Prior to August 3rd, 2005 and since October 16, 2000 the Company's Common Shares have traded on the OTC Bulletin Board under the symbol "CTORF". Prior to October 16, 2000 and since March 25, 1999, the Company's Common Shares had traded on the OTC Bulletin Board under the symbol "IELSF." From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF." Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV" until voluntarily de-listed by the Company on December 30,1994,

On October 5, 1998, the Company was notified by NASDAQ that the Company's shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting. The delisting was effective on March 24, 1999.

The table below sets forth, for the periods indicated the reported high and low closing prices of the Common Stock as reported by the NASDAQ SmallCap and OTC Bulletin Board Markets.

Last Six Calendar Months:

Last Six Calendar Months		High		Low
December 2007		$0.045		$0.022
November 2007		$0.030		$0.020
October 2007		$0.050		$0.020
September 2007		$0.050		$0.040
August 2007		$0.055		$0.037
July 2007		$0.050		$0.040

Each fiscal quarter within the last two years,

	Twelve Months Ended					
	December 31, 2007			December 31, 2006		
	High		Low		High	Low
First Quarter	$0.120		$0.055		$0.400	$0.028
Second Quarter	$0.060		$0.040		$0.240	$0.600
Third Quarter	$0.055		$0.037		$0.150	$0.410
Fourth Quarter	$0.050		$0.020		$0.080	$0.300

Last Five Full Financial Years

Last Five Full Financial Years	High		Low
2007	$0.120		$0.020
2006	$0.600		$0.028
2005	$0.070		$0.025
2004	$0.200		$0.025
2003	$0.200		$0.020

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

No shares were issued during the year. By Agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,832.

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder. The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price. Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%. CCL, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share, plus any accrued and unpaid dividends thereon. CCL is not required to redeem the Class A Preferred shares.

In 1997, CCL exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A Preference shares at $1,000 per share. In 1998, CCL redeemed 500 of the Class A Preference shares at their redemption price of $1,000 per share. As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A Preferred shares for the years ended December 31, 2007 and 2006 were $390,028 and $357,824, respectively. They remain unpaid and are in arrears.

CCL has restated its presentation of the Class A Preferred shares in accordance with CICA 3860, "Financial Instrument – Disclosure and Presentation", which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to Current Liability. The instrument meets the definition of a financial liability because CCL has the contractual obligation to either deliver a fixed amount or settle the obligation be delivering its out equity instrument. . Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company's statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 (2005: $(476,686))

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows: the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047. The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows: the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505. The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

This information has been reported previously. See exhibits 3.i(a), 3.i(b), 3.ii (detailed below) –
Incorporated by reference.

3.i(a)   Articles of Incorporation (Yukon Territory). (Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)

3.i(b)   Certificate of Continuance (Bermuda). (Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)

3.ii   Bye-Laws as amended. (Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K/A No. 2 as filed with the SEC on July 8, 1998.)

C. MATERIAL CONTRACTS

Not Applicable

D. EXCHANGE CONTROLS

An exempted company is classified as non-resident in Bermuda for exchange control purposes by the Bermuda Monetary Authority ("BMA"). Accordingly, the Company may convert currency (other than Bermudian currency) held for its account to any other currency without restriction.

Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 of Bermuda, and regulations there under, to purchase or sell shares or warrants of the Company which are regarded as foreign currency securities by the BMA. Before the Company can issue any further shares or warrants, the Company must first obtain the prior written consent of the BMA.

E. TAXATION

The following paragraphs set forth, in general terms, certain United States and Bermudian income tax considerations in connection with the ownership of common shares of the Company. The tax considerations relevant to the ownership of common shares of the Company are complex, and the tax consequences of such ownership may vary depending on the individual circumstances of the shareholder. Accordingly, each shareholder and prospective shareholder is urged to consult his own tax advisor with specific reference to the tax consequences of share ownership in his own situation. In addition, there may be relevant state, provincial or local income tax considerations which are not discussed.

United States Federal Income Tax Considerations

Passive Foreign Investment Company: Because substantially all of the Company's recent income has consisted of interest, the Company believes that it presently constitutes a passive foreign investment company (a "PFIC") within the meaning of (S) 1295 of the Internal Revenue Code of 1986, as amended. A foreign corporation is a PFIC if 75% or more of its gross income for the taxable year is from passive sources such as interest and dividends, or if the average percentage of its assets during the year that produce passive income is at least 50%.

Certain adverse tax consequences apply to U.S. persons who are shareholders of a PFIC. Specifically, U.S. shareholders of a PFIC are subject to maximum rates of tax plus an interest charge on "excess distributions," which includes gain on the sale of PFIC shares as well as certain distributions. The interest charge is based upon the value of the deemed tax deferral, and on the assumption that the excess distribution was earned pro rata over the shareholder's holding period. In addition, a U.S. shareholder who uses PFIC stock as security for a loan is treated as having disposed of the stock; a transfer of the PFIC stock may fail to qualify for non-recognition treatment that would otherwise be available; special foreign tax credit limitations will apply to a U.S. shareholder with respect to earnings of the PFIC; a U.S. shareholder will not be entitled to a basis step-up in the basis of PFIC stock at death; and the Company will continue to be treated as a PFIC throughout a U.S. shareholder's holding period, even if it no longer satisfies the income or asset tests for a PFIC described above.

The foregoing adverse tax consequences, other than the loss of the step-up in basis at death, generally will not apply if (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund ("QEF") for each taxable year in the shareholder's holding period beginning after December 31, 1986 for which the Company was a PFIC, and (ii) the Company complies with reporting requirements to be prescribed by the IRS. In general U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain, unless they elect to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge on the tax deferral.

THE QEF ELECTION FOR A TAXABLE YEAR MUST BE FILED BY THE DUE DATE (PLUS EXTENSIONS) FOR FILING THE U.S. SHAREHOLDER'S INCOME TAX RETURN FOR THE YEAR. A U.S. shareholder makes the election by filing a "Shareholder Election Statement," a "PFIC Annual Information Statement" and Form 8621 with its tax return. A copy of the Shareholder Election Statement must also be filed with the IRS Center in Philadelphia.

If the Company has been a PFIC for a taxable year beginning after December 31, 1986 which includes any portion of a U.S. shareholder's holding period, the U.S. shareholder may still make a QEF election for the Company and, if so, may also elect to recognize any gain inherent in the shareholder's PFIC stock, as of at the beginning of the first year in which the Company becomes a QEF, as an excess distribution. A U.S. shareholder who makes this gain-recognition election will thereafter not be subject to the tax regime for excess distributions described above.

For so long as the Company remains a PFIC, the Company intends to comply with the reporting requirements that will be prescribed in Treasury Regulations, and to make available to its U.S. shareholders upon request a PFIC Annual Information Statement to enable them to make QEF elections.

Gain on Disposition; Distributions. Under certain limited circumstances, non-U.S. shareholders will be subject to U.S. federal income taxation at graduated rates upon gain or dividends, if any, with respect to their common shares, if such gain or income is treated as effectively connected with the conduct of the recipient's U.S. trade or business. Dividends, if any, paid to U.S. persons will be generally subject to U.S. federal ordinary income taxation, except for dividends of earnings that were previously taxed under the QEF rules discussed above. Dividends will not be eligible for the deduction for dividends received by corporations (unless such corporation owns by vote and value at least 10% of the stock of the Company, in which case a portion of such dividends may be eligible for such deduction). U.S. persons will be entitled, subject to various limitations including the so-called "basket limitations," to a credit for Canadian federal income tax withheld from such dividends.

Foreign Personal Holding Company and Controlled Foreign Company: The Company would be a foreign personal holding company ("FPHC") for a taxable year if more than 50% of its total combined voting power or the total value of its stock were owned, actually or constructively, by five or fewer U.S. individuals and 60% or more of its gross income were derived from passive sources such as interest or dividends. The Company would be a controlled foreign corporation ("CFC") if more than 50% of the voting power or value of its stock were owned, directly or indirectly, by U.S. persons each of whom own 10% or more of the voting power of the Company's stock. The Company does not believe that it is an FPHC or a CFC. If the Company were, or were to become, an FPHC or a CFC, some or all U.S. shareholders would be required to include in their taxable income certain undistributed amounts of the Company's income.

Reporting: Any U.S. person who owns 5% or more in value of the stock of the Company may be required to file IRS Form 5471 with respect to the Company and its non-U.S. subsidiaries and to report certain acquisitions or dispositions of the stock of the Company. Annual filings of Form 5471 would be required from any U.S. person owning 50% or more of the stock of the Company or, if the Company were an FPHC or a CFC, from certain U.S. persons owning 10% or more of the stock of the Company. U.S. shareholders of the Company while it is a PFIC must filed Form 8621 with the IRS.

Bermudian Income Tax Considerations

Under present Bermuda law, no withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital asset, gain or appreciation will be payable by the Company on its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the Company. Furthermore, upon continuance of the Company in Bermuda, the Minister of Finance (Bermuda) gave the usual assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that no such taxes shall be so applicable until March 28, 2016, although this assurance will not prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased or let to the Company or to persons ordinarily resident in Bermuda.

The Company is required to pay an annual Government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorized share capital and share premium account, with the minimum fee being BD $1,680 and the maximum BD $25,000 (the Bermuda dollar is treated at par with the U.S. dollar). The Government Fee is payable at the end of January in every year and is based on the authorized share capital and share premium account as they stood at August 31 in the preceding year.

F.   DIVIDENDS AND PAYING AGENTS

   Not applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Company's Registered Office during normal business hours, at:

One Iona Lane
Hamilton Parish
Islands of Bermuda CR01

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

a) **Fair Value –** The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value because of the short maturity of these financial instruments.
b) **Interest Rate Risk –** The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.
c) **Credit Risk –** The Company is not currently exposed to credit risk with respect to its accounts receivable, as current clients are financially sound. The Company endeavours to minimize credit risk for accounts receivable by monitoring all accounts over 30 days very closely.
d) **Translation Risk –** The Company is not subject to translation risk as all business activities are currently conducted in U.S. currency.
e) **Market Risk –** The Company is not exposed to significant market risk as the Company does not currently hold any marketable securities.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.   CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based on that review and evaluation, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures were not effective in providing management with all material information required to be disclosed in this annual report on a timely basis, given the restated financial statements.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As at December 31, 2007, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were lack of segregation of duties, restatement for accounting errors and limited high level knowledge of generally accepted accounting principles.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to the attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Form 20-F annual report.

(c) Changes in internal controls over financial reporting

There were no changes that occurred during the period covered by this Form 20-F, that materially affected, or are likely to affect our internal control over financial reporting.

ITEM 16.   AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

A. AUDIT COMMITTEE FINANCIAL EXPERT

The financial experience of Richard E. Fortescue, including his experience serving as a corporate and financial consultant and administrator to several public and private companies and his experience in actively supervising accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. (See Item 6.C.3. in this report for further details on the Audit Committee.)

B. CODE OF ETHICS

On November 19, 2004, the Company adopted a written Code of Business Conduct and Ethics (the "Code") which applies to all of the Company's Directors, Officers and Employees. These standards have been adopted in order to promote the highest of ethical standards. A copy of the Code of Ethics is available at the Company's website at" www.creatorcapital.com ".

In the event of an amendment or waiver from any provision in the Code of Ethics, such information will be disclosed in the Company's Annual Report.

C. AUDITOR'S FEES & SERVICES

Pre-approval policies and procedures: In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company's auditors, is approved in advance by CCL's Audit Committee. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee has authority pre-approve audit services up to a maximum cost of $25,000 and individual non-audit services up to a maximum cost of $5,000 per year. Amisano Hanson, Chartered Accountants, has serviced as the Company's principal accountant since 2004. In early 2008, Amisano Hanson was acquired by BDO Dunwoody LLP, Chartered Accountants, which continued as the Company's auditors.

(a)	Audit fees	**2007**	**2006**
		$ 24,000 (accrued)	$ 20,006

(b)	Non-audit-related fees	**2007**	**2006**
		$ -	$ -

(c) **Tax fees -** No compensation was paid to Amisano Hanson (predecessor independent auditors) for tax compliance, tax advice and tax planning in fiscal 2007 or 2006.

(d)	All other fees	**2007**	**2006**
		$ -	$ -

ITEM 17.   FINANCIAL STATEMENTS

The Company's Consolidated Audited Financial Statements for the year ended December 31, 2007 have been audited by an accounting firm registered with the PCAOB. The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Canadian generally accepted accounting principles.

A. Financial Statements

Consolidated Balance Sheets at December 31, 2007 and December 31, 2006.

Consolidated Statements of Operations for:
  Twelve Months Ended December 31, 2007
  Twelve Months Ended December 31, 2006
  Twelve Months Ended December 31, 2005

Consolidated Statements of Shareholder's Equity
  December 31, 2003 through December 31, 2007

Statements of Cash Flow
  Twelve Months Ended December 31, 2007
  Twelve Months Ended December 31, 2006
  Twelve Months Ended December 31, 2005

Notes to Consolidated Financial Statements

C. Exhibits

EXHIBIT	DESCRIPTION
2.	Plan and Agreement of Merger and Amalgamation, dated as of May 13, 1997, among the Company, SGI Holding Corporation Limited, IEL and Harrah's Interactive Investment Company. (Incorporated by reference to the same numbered exhibit to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)
3.i(a)	Articles of Incorporation (Yukon Territory). (Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)
3.i(b)	Certificate of Continuance (Bermuda). (Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)
3.ii	Bye-Laws as amended. (Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K/A No. 2 as filed with the SEC on July 8, 1998.)

4.1	Escrow Agreement dated May 27, 1992, as amended, among Montreal Trust Company of Canada, the Company and certain shareholders. (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)
4.2	Redemption Agreement, dated as of February 25, 1997, between the Company and Anthony Clements and Rex Fortescue. (Incorporated by reference to Exhibit 3.12 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
4.3	Redemption and Cancellation Agreement, dated as of April 30, 1997, between the Company and Sky Games International, Inc. (Incorporated by reference to Exhibit 3.13 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
4.4	Shareholder Rights Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company. (Incorporated by reference to Exhibit 3.15 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
4.5	Registration and Preemptive Rights Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company. (Incorporated by reference to Exhibit 4(a) to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)
4.6	Registration Rights Agreement, dated June 17, 1997, between the Company and B/E Aerospace, Inc. (Incorporated by reference to Exhibit 4(b) to the Registrant's Form 8-K as filed with the SEC on June 27, 1997.)
4.7	Subscription Agreement, dated as of October 22, 1997, between the Company and Henderson International Investments Limited. (Incorporated by reference to Exhibit 3.22 to the Registrant's Quarterly Report on Form 10-Q/A No. 1 as filed with the SEC on July 8, 1998.)
4.8	Subscription Agreement, dated as of October 22, 1997, between the Company and Michael A. Irwin. (Incorporated by reference to Exhibit 3.23 to the Registrant's Quarterly Report on Form 10-Q/A No. 1 as filed with the SEC on July 8, 1998.)
4.9	First Amendment to Registration and Preemptive Rights Agreement dated March 18, 1998 between the Company and Harrah's Interactive Investment Company. (Incorporated by reference to Exhibit 99.22 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)
4.10	First Amendment to Subscription Agreement between the Company and Henderson International Investments Limited dated as of April 2, 1998. (Incorporated by reference to Exhibit 99.23 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)
4.11	Securities Purchase Agreement between the Company and each of Marshall Capital Management, Inc. (formerly Proprietary Convertible Investment Group, Inc.) and CC Investments, LDC dated as of December 17, 1997. (Incorporated by reference to Exhibit 99 to the Registrant's Form 8-K as filed with the SEC on December 24, 1997.)
4.12	Registration Rights Agreement between the Company and each of Marshall Capital Management, Inc. (formerly Proprietary Convertible Investment Group, Inc.) and CC Investments, LDC dated as of December 17, 1997. (Incorporated by reference to Exhibit 4(c) to the Registrant's Form 8-K as filed with the SEC on December 24, 1997.)
4.13	Securities Purchase Agreement between the Company and Palisades Holding, Inc. dated February 20, 1998. (Incorporated by reference to Exhibit 99.6 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)
4.14	Registration Rights Agreement between the Company and Palisades Holding, Inc. dated February 20, 1998. (Incorporated by reference to Exhibit 99.5 to the Registrant's Amended Registration Statement on Form S-3 as filed with the SEC on July 15, 1998.)
4.15	Securities Agreement between the Company and B/E Aerospace, Inc. dated June 25, 1998. (Incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K filed with the SEC July 2, 1998.)
10.5*	Services Agreement, dated as of November 7, 1995, between IEL and Singapore Airlines Limited. (Incorporated by reference to Exhibit 3.9 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)
10.6*	Software License and Software Services Agreement, dated as of November 7, 1995, between IEL and Singapore Airlines Limited. (Incorporated by reference to Exhibit 3.10 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)

10.7	Sublease Agreement dated as of June 5, 1997, between IEL and Harrah's Operating Company, Inc. (Incorporated by reference to Exhibit 3.11 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
10.8	Consulting Agreement, dated as of April 30, 1997, between the Company and James P. Grymyr. (Incorporated by reference to Exhibit 3.14 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
10.9*	Software License Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Investment Company. (Incorporated by reference to Exhibit 3.16 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
10.10	Continuing Services Agreement, dated June 17, 1997, between the Company and Harrah's Interactive Entertainment Company. (Incorporated by reference to Exhibit 3.17 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
10.11	Termination Agreement and Release, dated as of June 17, 1997, among the Company, SGI Holding Corporation Limited, IEL, Harrah's Interactive Investment Company, and Harrah's Interactive Entertainment Company. (Incorporated by reference to Exhibit 3.21 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 12, 1997.)
11.11	Investment Agreement dated September 22, 2001, between the Company and Asset China Investments Ltd. (Incorporated by reference to Exhibit 11.11 to the Registrants Annual Report on Form 10-K (File No. 0-22622) as filed with the SEC on April 1, 2002
11.12	Investment Agreement dated November 1, 2001, between the Company and Lee John Associates. (Incorporated by reference to Exhibit 11.12 to the Registrants Annual Report on Form 10-K (File No. 0-22622) as filed with the SEC on April 1, 2002
12.11	Annulment Agreement, dated as of April 10, 2001, between the Company and James P Grymyr. (Attached to this Annual Report on Form 10K as Exhibit 12.11)
12.12	Consulting Agreement, dated as of January 2, 2002, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.12)
12.13	Consulting Agreement, dated as of January 2, 2003, between the Company and Stephen M West . (Attached to this Annual Report on Form 10K as Exhibit 12.13)

*Confidential treatment has been granted.
**Submitted herewith.

REPORTS FILED ON FORM 8-K

02.01	Dated January 24, 2002. Other Events include Press Release dated January 23, 2002
02.02	Dated February 22, 2002. Other Events include Press Release dated February 21, 2002
02.03	Dated March 22, 2002. Other Events include Press Release dated March 21, 2002
02.04	Dated April 23, 2002. Other Events include Press Release dated April 22, 2002
02.05	Dated May 20, 2002. Other Events include Press Release dated May 16, 2002
02.06	Dated June 13, 2002. Other Events include Press Release dated June 13, 2002
02.07	Dated July 19, 2002. Other Events include Press Release dated July 19, 2002
02.08	Dated August 19, 2002. Other Events include Press Release dated August 15,2002
03.01	Dated September 23, 2003. Other Events include Press Release dated September 22, 2003

REPORTS FILED ON FORM 6-K

04.01	Dated March 1, 2004.	Other events include Press Release dated March 1, 2004
05.01	Dated March 31, 2005.	Other events include Press Release dated March 28, 2005
05.02	Dated June 17, 2005.	Quarterly Report March 31, 2005 dated May 15, 2005
05.03	Dated August 12, 2005.	June 30, 2005 Quarterly Report dated August 8, 2005
05.04	Dated November 17, 2005.	Quarterly Report September 30, 2005 dated November 14, 2005
06.01	Dated March 13, 2006.	Other events include Press Release dated March 8, 2006
06.02	Dated March 17, 2006.	AGM Notice of 2005 Other events include dated March 9, 2006

06.03	Dated March 27, 2006.	AGM Notice of 2004 Other events include dated December 21, 2004
06.04	Dated April 5, 2006.	Other events include Press Release dated April 3, 2006
06.05	Dated May 16, 2006.	Quarterly Report March 31, 2006 dated May 15, 2005
06.06	Dated June 14, 2006.	Other events include Press Release dated June 14, 2006
06.07	Dated June 21, 2006.	Other events include Press Release dated June 21, 2006
06.08	Dated August 9, 2006.	Other events include Press Release dated August 8, 2006
06.09	Dated August 16, 2006.	Quarterly Report June 30, 2006 dated August 14, 2006
06.10	Dated October 27, 2006	Other events include Press Release dated October 27, 2006
06.11	Dated November 16, 2006.	Quarterly Report September 30, 2006 dated November 14, 2006
06.12	Dated November 27, 2006.	Other events include Press Release dated November 22, 2006
06.13	Dated December 4, 2006.	Other events include Press Release dated November 30, 2006
06.14	Dated December 11, 2006.	Other events include Press Release dated December 6, 2006
06.15	Dated December 11, 2006.	Quarterly Report (Amended) June 30, 2006 dated December 7, 2006

CERTIFICATES

4.1	CERTIFICATION – Section 302 of Sarbanes-Oxley Act of 2002
4.2	CERTIFICATION – Section 906 of Sarbanes-Oxley Act of 2002

EXHIBIT 4.1

<u>CERTIFICATION</u>

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Deborah Fortescue-Merrin, certify that:

1. I have reviewed this annual report on Form 20-F of Creator Capital Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: August 14, 2008   /s/ *Deborah Fortescue-Merrin*
                                                         Deborah Fortescue-Merrin
                                                         Chairman & Director

EXHIBIT 4.2

CERTIFICATION

PURSUANT TO 18 U.S.C. §1350 AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Creator Capital Limited (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F") that, to the best of their knowledge:

In connection with the Annual Report of Creator Capital Limited (the "Company") on Form 20-F for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"):

I, Deborah Fortescue-Merrin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Creator Capital Limited and will be retained by Creator Capital Limited, and furnished to the Securities and Exchange Commission or its staff upon request.

Date: August 14, 2008

/s/ *Deborah Fortescue-Merrin*
Deborah Fortescue-Merrin
Chairman and Director
Acting in the Capacity of Chief Financial Officer

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.

CREATOR CAPITAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
Creator Capital Limited

We have audited the consolidated balance sheets of Creator Capital Limited as of December 31, 2007 and 2006 and the consolidated statements of operations, cash flows and stockholders' deficiency for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada
April 24, 2008, except as to Notes 6 and 18 which is
dated as of August 14, 2008

Comments by Auditors for U.S. Readers on U.S.- Canada Reporting Conflict

The reporting standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. PCAOB reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB, our report to the shareholders on the Consolidated Financial Statements dated April 24, 2008, except for Notes 6 and 18 which is dated as of August 14, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

The consolidated financial statements as of December 31, 2007, 2006 and 2005 and for the years then ended have been restated to correct errors in the accounting for the conversion feature of the preferred shares as described in Note 18 and to correct an error in the accounting for the dividends as described in Note 6.

Chartered Accountants

Vancouver, Canada
April 24, 2008, except as to Notes 6 and 18 which is
dated as of August 14, 2008

CREATOR CAPITAL LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Stated in US Dollars)

	(Restated – Note 6)	
ASSETS	2007	2006
Current		
Cash	$ 7,305	$ 12,275
Accounts receivable	6,445	5,365
Prepaid expenses	809	5,468
	$ 14,559	$ 23,108
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 12	$ 177,437	$ 98,802
Notes payable – Note 5	92,571	89,514
Preferred shares – Note 6	4,723,233	4,333,205
	4,993,241	4,521,521
STOCKHOLDERS' DEFICIENCY		
Capital stock – Notes 6, 7, 8 and 9		
Authorized:		
3,000 Class A preferred shares, $0.01 par value, 2,237 shares outstanding (2006: 2,237 shares)		
5,000,000 Class B preferred shares, $0.01 par value, Nil shares outstanding (2006: Nil shares)		
100,000,000 common shares, $0.01 par value, 87,467,288 shares outstanding (2006: 88,053,365 shares)	874,673	880,534
Additional paid-in capital	63,683,159	63,356,903
Accumulated deficit	(69,536,514)	(68,735,850)
	(4,978,682)	(4,498,413)
	$ 14,559	$ 23,108

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Notes 6 and 8
Contingency – Note 10
Subsequent Event – Note 16

APPROVED BY THE DIRECTORS:

"Deborah Fortescue-Merrin"	Director	*"Anthony Clements"*	Director
Deborah Fortescue-Merrin		Anthony Clements	

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2007, 2006 and 2005
(Stated in US Dollars)

		(Restated – Note 6)	
	2007	2006	2005
Revenue			
Sky Play sales	$ 63,870	$ 53,460	$ 78,615
Operating expenses			
Amortization	-	-	9,790
Bad debt expense	-	-	520
Consulting fees – Notes 9 and 12	284,025	52,029	45,698
General and administrative – Notes 9 and 12	168,218	131,398	119,706
Impairment of equipment – Note 4	-	39,572	-
Legal fees	26,001	7,154	11,014
	478,244	230,153	186,728
Loss from operations before other income (expense)	(414,374)	(176,693)	(108,113)
Other income (expense):			
Preferred stock dividends – Note 6	(390,028)	(357,824)	(334,458)
Interest income	224	1,041	845
Interest income on note previously written-off	-	8,083	-
Recovery of note previously written-off	-	46,828	-
Expense recovery	-	-	5,000
Other income	3,514	-	-
Withholding tax	-	(3,365)	-
Net and comprehensive loss for the year	$ (800,634)	$ (481,930)	$ (436,726)
Weighted average shares outstanding	87,809,166	88,336,654	90,795,037
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.00)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
for the years ended December 31, 2007, 2006 and 2005
(Stated in US Dollars)

	Class A Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount			
Balance, December 31, 2004, as previously reported	2,237	$ 22	90,795,037	$ 907,950	$ 65,371,075	$ (67,672,689)	$ (1,393,642)
Reclassification of preferred shares		(22)			(2,237,421)		(2,237,443)
Recalculation of dividend – Note 6	-	-	-	-	-	(144,505)	(144,505)
Balance, December 31, 2004, as restated	2,237	-	90,795,037	907,950	63,133,654	(67,817,194)	(3,775,590)
Net loss	-	-	-	-	-	(436,726)	(436,726)
Balance, December 31, 2005, as restated	2,237	-	90,795,037	907,950	63,133,654	(68,253,920)	(4,212,316)
Returned to Treasury – Note 7	-	-	(3,525,000)	(35,250)	35,250	-	-
Issued pursuant to debt settlement agreements – Note 7	-	-	783,328	7,834	187,999	-	195,833
Net loss	-	-	-	-	-	(481,930)	(481,930)
Balance, December 31, 2006, as restated	2,237	-	88,053,365	880,534	63,356,903	(68,735,850)	(4,498,413)
Returned to Treasury – Note 7	-	-	(586,077)	(5,861)	5,861	-	-
Stock-based compensation – Note 9	-	-	-	-	320,395	-	320,395
Net loss	-	-	-	-	-	(800,634)	(800,634)
Balance, December 31, 2007	2,237	$ -	87,467,288	$ 874,673	$ 63,683,159	$ (69,536,514)	$ (4,978,682)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2007, 2006 and 2005
(Stated in US Dollars)

	(Restated – Note 6)		
	2007	2006	2005
Operating Activities			
Net loss for the year	$ (800,634)	$ (481,930)	$ (436,726)
Reconciliation of net loss to net cash used in operating activities			
Amortization	-	-	9,790
Impairment of equipment	-	39,572	-
Preferred stock dividends	390,	357,824	334,458
Stock based compensation	320,395	-	-
Changes in non-cash working capital items:			
Accounts receivable	(1,080)	4,000	15,405
Prepaid expenses	4,659	(5,000)	3,525
Accounts payable and accrued liabilities	80,506	61,667	72,294
	(6,156)	(23,867)	(1,254)
Financing Activities			
Increase (decrease) in notes payable	1,186	1,787	(3,595)
Accrued dividends payable	-	-	(5,600)
	1,186	1,787	(9,195)
Net decrease in cash	(4,970)	(22,080)	(10,449)
Cash, beginning of the year	12,275	34,355	44,804
Cash, end of the year	$ 7,305	$ 12,275	$ 34,355
Supplemental cash flow information			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 15

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(Stated in US Dollars)

Note 1   Nature of Operations and Ability to Continue as a Going Concern

Creator Capital Limited (the "Company") is a Bermuda exempted company, which in June 1997, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited. The Company is publicly listed on the Pink Sheets and the Over The Counter Bulletin Board.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers. Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $69,536,514 since its inception, has a working capital deficiency of $4,978,682 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2   Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

Note 2   Summary of Significant Accounting Policies – (cont'd)

The consolidated financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc. (formerly Sky Games International Corp.) (a Nevada corporation); and
Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive. All material inter-company accounts and transactions have been eliminated on consolidation.

c) Equipment

Equipment is recorded at cost. Equipment is amortized over its estimated useful life using the following methods:

Computer equipment	3 years straight-line
Furniture	5 years straight-line
Website	8 years straight-line

Additions are amortized at one-half rate during the year of acquisition.

c) Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2007, 2006 and 2005, potentially dilutive common shares were not included in the computation of loss per share because their effect was anti-dilutive.

d) Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Note 2   Summary of Significant Accounting Policies – (cont'd)

d)   Revenue Recognition – (cont'd)

Revenue for Sky Play is recognized each month for a license fee on a per game usage basis as the above criteria have been met.

e)   Foreign Currency Translation

The Company's functional currency is the United States dollar. Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed. Revenues and expenses are translated at the average rate which approximates the rate of exchange on the transaction date. All exchange gains and losses are included in the determination of net loss for the year.

f)   Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

g)   Stock-based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized straight line over the vesting period.

The Company records a compensation cost attributable to all stock options granted at fair value at the grant date using the Black-Scholes option valuation model and the cost is expensed over their vesting period with a corresponding increase to additional paid-in capital. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional paid-in capital, is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

(Stated in US Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement", Section 3861, "Financial Instruments – Disclosure and Presentation" and Section 3865, "Hedges". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its accounts receivable as loans and receivable and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

(Stated in US Dollars)

Note 2 Summary of Significant Accounting Policies – (cont'd)

i) Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined to expense the transaction costs that no adjustments are currently required.

j) Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

k) Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Creator Capital Limited
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Stated in US Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

k)   Future Accounting Changes – (cont'd)

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3   Acquisition of ETV Channels On Demand Inc.

By a Share Purchase Agreement dated March 6, 2006 the Company was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. ("ETV"), a Panama company, in exchange for 50,000,000 common shares of the Company and one share purchase warrant entitling the holder to acquire 1,000,000 common shares of the Company at $1.00 per share from August 15, 2006 to February 15, 2008. These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business. The terms of the Share Purchase Agreement were not fulfilled. On November 17, 2006, the Company deemed the Agreement null and void due to failure of the Vendor to fulfill the terms. A finder's fee of 2,500,000 common shares to be earned-out based upon the same formula as the acquisition securities were to be issued. With the failure of the Share Purchase Agreement, the finder's fee also became null and void.

Note 4   Equipment

| | 2007 | | |
	Cost	Accumulated Amortization	Net
Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-
	$ 505,493	$ 505,493	$ -

| | 2006 | | |
	Cost	Accumulated Amortization	Net
Computer equipment	$ 384,065	$ 384,065	$ -
Furniture and fixtures	44,729	44,729	-
Website	76,699	76,699	-
	$ 505,493	$ 505,493	$ -

(Stated in US Dollars)

Note 4 Equipment – (cont'd)

During the year ended December 31, 2006, the Company determined that the website was impaired and recorded an impairment loss of $39,572, which was included in accumulated amortization.

Note 5 Notes Payable

	2007	2006
Unsecured, bearing interest at the 1-year Treasury yield rate	$ 46,571	$ 44,700
Unsecured, bearing interest at 12% per annum	-	3,814
Unsecured and non-interest bearing	46,000	41,000
	$ 92,571	$ 89,514

These notes are past due and, consequently, are classified as current liabilities.

Note 6 Preferred Shares

	Restated – Note 6 2007	Restated – Note 6 2006
Preferred shares	$ 2,237,443	$ 2,237,443
Accrued dividend payable	2,485,790	2,095,762
	$ 4,723,233	$ 4,333,205

The Class A Preferred shares are non-voting and are convertible at any time into common shares at the option of the holder. The number of common shares will be determined by dividing $1,000 per share of Class A Preferred shares, plus any accrued and unpaid dividends thereon by a conversion price equal to 60% of the market price. Dividends on the Class A Preferred shares are cumulative and payable quarterly at an annual dividend rate of 9%. The Company, at its option, may redeem the Class A Preferred shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A Preferred shares. In the event that the common shares to be issued to the preferred shareholder upon a preferred share conversion do not have a value of at least equal to the redemption value of the preferred shares held, the Company is obligated to issue additional common shares or repurchase all common shares and preferred shares previously issued to the holder for an amount equal to the redemption value of the preferred shares less any prior redemption proceeds.

(Stated in US Dollars)

Note 6 Preferred Shares – (cont'd)

In 1997, the Company exchanged a promissory note in the amount of $2,737,443 for 2,737 Class A preference shares at $1,000 per share. In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share. As of December 31, 2007 and 2006, 2,237 Class A Preferred stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2007, 2006 and 2005 were $390,028, $357,824, and $334,458, respectively. They remain unpaid and are in arrears.

The Company has restated its presentation of the preferred shares as at December 31, 2006 in accordance with CICA 3860 – "Financial Instrument – Disclosure and Presentation", which resulted in reclassification of the Class A Preferred shares and the additional paid-in capital totaling $2,237,443 from equity to financial liability. The instrument meets the definition of a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument.

To reflect the adjustment for annual compounding of the preferred dividends (not previously compounded), the December 31, 2007 and 2006 balance sheet have been adjusted as follows: the preferred shares liability increased by $622,705 (2006: $434,047) and accumulated deficit as at December 31, 2006 increased by $434,047. The statement of operations for the years ended December 31, 2007, 2006 and 2005 have been adjusted as follows: the preferred stock dividends increased by $390,028 (2006: $357,824; 2005: $334,458). At December 31, 2004, the accumulated deficit increased by $144,505. The basic and diluted loss per share for the year ended December 31, 2006 increased by $0.01.

The dividend relating to the preferred shares is reported in the statement of operations as interest expense. The statement of operations for the year ended December 31, 2007 has been restated to include $390,028 as interest expense (2006: $357,824; 2005: $334,458). The accumulated deficit has not been restated as the reclassification of dividends from a component of deficit to interest expense has no effect on accumulated deficit.

Note 7 Capital Stock

At December 31, 2005, 3,525,000 common shares were held in escrow by the Company's transfer agent. The escrow agreement relating to these shares expired in a prior year. On February 13, 2006, these shares were returned to Treasury. No common shares were held in escrow in the years ended December 31, 2007 and 2006.

(Stated in US Dollars)

Note 7 Capital Stock – (cont'd)

By a share purchase agreement dated March 6, 2006 CCL was to acquire all of the outstanding common shares of ETV Channels on Demand, Inc. ("ETV"), a Panama company, in exchange for 50,000,000 CCL common shares and one share purchase warrant entitling the holder to acquire 1,000,000 CCL common shares at $1.00 per share from August 15, 2006 to February 15, 2008. These securities were to be issued on an earn-out basis as to one share and a proportionate amount of warrants for each $1.00 of gross revenues realized through the ETV business. The terms of the Share Purchase Agreement were not fulfilled. On November 1, 2006, CCL deemed the Agreement null and void due to the failure of the Vendor to fulfill the terms. A finder's fee of 2,500,000 CCL common shares to be earned-out based upon the same formula as the acquisition securities were to be issued. With the failure of the Share Purchase Agreement, the finder's fee also became null and void.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

On August 7, 2007, 586,077 shares were returned to the treasury. The shares were originally issued to the Company's consultant as consideration of the consulting services in 1997; however, the agreement was never operational and the consultant offered to annul the consulting agreement and return the shares to the Company for cancellation.

Note 8 Stock Options

The following table summarizes the stock options outstanding at December 31, 2007:

Number Outstanding	Price	Number Exercisable	Expiry Date
10,000	$2.50	10,000	May 17, 2008
40,000	$0.14	40,000	September 10, 2009
380,000	$0.50	380,000	September 10, 2009
6,950,000	$0.25	6,950,000	April 6, 2012
7,380,000		7,380,000	

(Stated in US Dollars)

Note 8 Stock Options – (cont'd)

A summary of the Company's stock option activity and related information as follows:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the year	440,000	$0.59	950,000	$0.50
Expired	(10,000)	$3.688	(510,000)	$0.42
Granted	6,950,000	$0.25	-	-
Outstanding and exercisable, end of the year	7,380,000	$0.27	440,000	$0.59

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share. The stock options vested immediately on April 6, 2007 and expire on April 6, 2012 (Note 9).

By agreements dated March 6, 2006, the Company agreed to issue 13,700,000 share purchase options to directors, officers and consultants of the Company and of ETV entitling the holders thereof the right to purchase one common share of the Company at exercise prices ranging from $0.25 to $2.00 per share. These share purchase options were to vest between 2006 and 2008 and expire on March 6, 2011. With the failure of the Share Purchase Agreement these share purchase options were not issued.

Note 9 Stock-based Compensation

During the year ended December 31, 2007, the Company recorded stock-based compensation totaling $320,395 (2006: $Nil; 2005: $Nil) related to share purchase options granted to consultants and others (Note 8) of which $242,025 has been allocated to consulting fees and $78,370 to general and administration expenses.

The fair value of the stock options granted was estimated using the Black-Scholes option valuation model with the following estimated assumptions:

	2007
Risk-free interest rate	3.43%
Dividend yield	0%
Volatility	184.36%
Expected life	5 years

(Stated in US Dollars)

Note 9 Stock-based Compensation – (cont'd)

The weighted average contractual life remaining of all stock options granted is 4.2 years. The share purchase options vest upon granting.

Note 10 Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs are claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs invested in a California company that had no contractual relationship with the Company. The plaintiffs are seeking compensatory damages of $1,018,464, which is treble the amount of their investments, as well as related attorney's fees. The Company filed a motion to dismiss for lack of personal jurisdiction during 2006. On August 9, 2007, the court denied the Company's motion to dismiss for the reason that the Company's contacts with the State of Texas are sufficient for the court to assert specific personal jurisdiction over them. The case is still pending and in the initial discovery state.

Management of the Company believes the claim is without merit.

Note 11 Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda. The Company currently maintains a permanent establishment in Canada. Tax carry-forwards in taxable jurisdictions have not been determined. Deferred tax assets, if any, would be fully reserved. There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 12 Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company. During the year ended December 31, 2007, the Company incurred $42,000 in consulting fees (2006: $52,029; 2005: $45,690) charged by a company controlled by the President of the Company.

A company controlled by management of the Company provides accounting services to the Company. During the year ended December 31, 2007, the Company incurred $24,000(2006: $42,000; 2005: $2,900) in accounting fees, included in general and administration, charged by a company controlled by management of the Company.

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2007, the Company recorded stock-based compensation expenses of $69,150 to a director of the Company, included in consulting fees and $69,150 to management of the Company, included in general and administrative.

(Stated in US Dollars)

Note 12 Related Party Transactions – (cont'd)

Included in accounts payable is $78,618 (2006: $29,487) due to a company controlled by the President of the Company. The amounts due to this related party represent unpaid consulting fees and expense reimbursements. This amount is unsecured, non-interest bearing and has no specific terms for repayment. During the year ended December 31, 2006, $56,410 of the amount due to this related party was assigned to an unrelated company and then settled pursuant to a debt settlement agreement (Note 7).

Included in accounts payable is $30,613 (2006: $4,637) due to a company controlled by management of the Company. The amounts due to this related party represent unpaid accounting fees and expense reimbursements. This amount is unsecured, non-interest bearing and has no specific terms for repayment.

Note 13 Economic Dependence

During the year ended December 31, 2007, one customer accounted for 91.5% of total sales. During the year ended December 31, 2006, two customers accounted for 89.8% and 10.2% respectively of total sales. During the year ended December 31, 2005, two customers accounted for 61.1% and 38.9% respectively of total sales.

Note 14 Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2007	2006	2005
Asia	$ 58,410	$ 48,000	$ 48,000
Middle East	5,460	5,460	30,615
	$ 63,870	$ 53,460	$ 78,615

Note 15 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended December 31, 2006, the Company settled accounts payable of $121,000 and dividends payable of $74,833 by issuing 783,328 common shares of the Company. During the year ended December 31, 2007, the Company declared preferred share dividends payable of $390,028 (2006: $357,824; 2005: $334,458). These transactions have been excluded from the statements of cash flows.

(Stated in US Dollars)

Note 16 Subsequent Event

On January 2, 2008, the Company signed an agreement for consulting services for consideration as follows:

- Upon execution of the agreement, the Company shall issue 50,000 common shares to the consultant.
- Upon receipt of revenues from the first airline contract for Sky Games, the Company shall make payments equaling 50% of the related revenue and issue 50,000 common shares to the consultant.
- Upon receipt of revenues from the second to the sixth airline contract, the Company shall make payments equaling 20% of the related revenue and issue 50,000 common shares to the consultant.

Note 17 Comparative Figures

Certain December 31, 2006 and 2005 figures have been reclassified to conform with the presentation used in the current year.

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("US GAAP"). Material differences between Canadian and US GAAP and their effect on the Company's financial statements are summarized below:

(Stated in US Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

a) Balance Sheets

	2007	2006 (Restated)
Total assets under Canadian and US GAAP	$ 14,559	$ 23,108
Total liabilities under Canadian GAAP	$ 4,993,241	$ 4,521,521
Preferred shares	(2,237,443)	(2,237,443)
Options to be settled for common shares in excess of the authorized share capital	291,818	24,388
Derivative liability	5,438,908	2,528,995
Total liabilities under US GAAP	8,486,524	4,837,461
Preferred shares	2,237,443	2,237,443
Total shareholders' deficiency under Canadian GAAP	(4,978,682)	(4,498,413)
Additional paid-in capital	(320,395)	-
Increase in accumulated deficit	(5,410,331)	(2,553,383)
Total shareholders' deficiency under US GAAP	(10,709,408)	(7,051,796)
Total liabilities and equity under US GAAP	$ 14,559	$ 23,108

b) Income Statements

	2007	2006 (Restated)	2005 (Restated)
Net and comprehensive loss for the year under Canadian GAAP	$ (800,634)	$ (481,930)	$ (436,726)
Add: preferred stock dividend	390,028	357,824	334,458
Change in fair value of the outstanding share purchase options	52,975	(14,765)	31,559
Change in fair value of the derivative liability	(2,909,913)	400,644	(476,686)
Net and comprehensive income (loss)	$ (3,267,544)	$ 261,773	$ (547,395)
Net and comprehensive income (loss)	$ (3,267,544)	$ 261,773	$ (547,395)
Preferred stock dividends	(390,028)	(357,824)	(334,458)
Loss to common shareholders	$ (3,657,572)	$ (96,051)	$ (881,853)
Basic income (loss) per share	$ (0.04)	$ 0.00	$ (0.01)
Diluted income (loss) per share	$ (0.04)	$ 0.00	$ (0.01)

(Stated in US Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

c) Preferred Shares

Under Canadian GAAP, the Company's Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument. Under US GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of SFAS 133, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company's statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to accumulated deficit on the initial date of the measurement of the derivative liability

Under US GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under US GAAP. The dividend is included in the calucation of learnings (loss) per share.

Under US GAAP, as a result of its re-measurement, the derivative liability as at December 31, 2007 is recorded at a value of $5,438,908 (2006: $2,528,995) and the change in fair value of the derivative liability charged to the statement of operations for the year ended December 31, 2007 was $2,909,913. In the year ended December 31, 2006, the gain resulting from the change in fair value of the derivative liability was $400,644 and for the year ended December 31, 2005, the change in fair value of the derivative liability charged to the statement of operations was $476,686.

(Stated in US Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

d) Options to be settled for common shares in excess of the authorized share capital

Under Canadian GAAP, the Company records the fair value of its stock option grants as stock based compensation along with a corresponding increase to additional paid-in capital. Under US GAAP, pursuant to the provisions of EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" and SEC Topic D-98, "Classification and Measurement of Redeemable Securities", the Company is required to classify its outstanding stock options as liabilities, representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration the options are outstanding. As a result, the Company has determined the fair value of the options at December 31, 2007 to be $291,818 (2006: $24,388).

The following represents the effect on the Company's prior balance sheet after giving effect to the restatement adjustments discussed above.

	2006
Total liabilities	
As previously reported	$ 1,850,031
Options to be settled for common shares in excess of the authorized share capital	24,388
Derivative liability	2,528,995
As restated	$ 4,403,414
Temporary equity	
As previously reported	$ -
Preferred shares	2,273,443
As restated	$ 2,273,443
Preferred shares	
As previously reported	$ 22
Restated as temporary equity	(22)
As restated	$ -

Creator Capital Limited
Notes to the Consolidated Financial Statements
December 31, 2007, 2006 and 2005
(Stated in US Dollars)

Note 18   Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont'd)

d) Options to be settled for common shares in excess of the authorized share capital – (cont'd)

	2006
Additional paid-in capital	
As previously reported	$ 65,594,324
Restated as temporary equity	(2,237,421)
As restated	$ 63,356,903
Accumulated deficit	
As previously reported	$ (68,301,803)
Restated recalculation of dividends – Note 6	(437,047)
As restated	(68,738,850)
Derivative liability	(2,528,995)
Options to be settled for common shares in excess of the authorized share capital	(24,388)
	$ (71,292,233)

The following represents the Company's net loss as previously reported after giving effect to the restatement adjustments for the years ended December 31, 2006 and 2005.

	December 31,	
	2006	2005
Net and comprehensive loss for the year		
As previously reported	$ (124,106)	$ (102,268)
Change in fair value of the outstanding share purchase options	(14,765)	31,559
Change in fair value of derivative liability	400,644	(476,686)
As restated	$ 261,773	$ (547,395)
Basic income (loss) per share		
As previously reported	$ (0.00)	$ (0.00)
Change in fair value of options and derivative liability	0.00	(0.01)
As restated	$ 0.00	$ (0.01)

(Stated in US Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

e) Prior Period Restatements

In the years ended December 31, 2006 and 2005, the Company had reported no reconciling differences between Canadian and US GAAP. As a result of determining the conversion feature of the preferred shares constitutes a derivative liability as discussed in Note 18 (c), the Company has restated its financial statements for the years then ended. As well, the financial statements as at December 31, 2006 have been restated to reflect the options outstanding as liabilities and the recalculation of the amount of dividends (Note 6).

f) New United States of America Accounting Standards

In December 2007, FASB issued SFAS No. 141 (revised 2007) "Business Combinations". SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". The objective of SFAS No 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS 157.

(Stated in US Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

f) New United States of America Accounting Standards – (cont'd)

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS 159

In December 2007, the FASB issued SFAS No. 160 "Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact of SFAS No.161.